Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-166706) and related Prospectus of U.S. Bancorp for the registration of depository shares representing interests in shares of Series A Non-Cumulative Perpetual Preferred Stock and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements of U.S. Bancorp and the effectiveness of internal control over financial reporting of U.S. Bancorp incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
May 21, 2010